UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.4)*

ADIAL PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

00688A 106

(CUSIP Number)

William B. Stilley, III

c/o Adial Pharmaceuticals, Inc.

1180 Seminole Trail, Suite 495

Charlottesville, Virginia 22901

(434) 422-9800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00688A106	13D	Page 2 of 5 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) William B. Stilley, III
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		☐
(b)		☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,662,678
	8	SHARED VOTING POWER 343,074
	9	SOLE DISPOSITIVE POWER 1,662,678
	10	SHARED DISPOSITIVE POWER 343,074
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,005,752
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☒*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.38%
14		TYPE OF REPORTING PERSON IN

*	Does not include (i) 5,580 shares of Common Stock owned by the Meredith A. Stilley Trust dtd 11/23/2010; (ii) 5,580 shares of Common Stock owned by the Morgan J. Stilley Trust dtd 11/23/2010; and (iii) 5,580 shares of Common Stock owned by the Blair E. Stilley Trust dtd 11/23/2010. The trusts are for the benefit of Mr. Stilley’s children and Mr. Stilley is not the trustee. Mr. Stilley disclaims beneficial ownership of these shares except to the extent of any pecuniary interest he may have in such shares.

CUSIP No. 00688A106	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

This Amendment No. 4 to Schedule 13D (the “Amendment No. 4”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Adial Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”) and amends the original Schedule 13D, dated November 12, 2018 (the “Original 13D”), subsequently amended by Amendment No. 1 to the Original 13D, dated March 28, 2019 (“Amendment No. 1”), Amendment No. 2 to the Original 13D, dated December 11, 2020 (“Amendment No. 2”) and Amendment No.3 to the Original 13D, dated January 26, 2021, filed by the reporting person, William B. Stilley, III. Capitalized terms used in this Amendment No. 4 but not defined herein shall have the respective meanings ascribed to them in the Original 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3, as the case may be.

The principal executive offices of the Issuer are located at 1180 Seminole Trail, Suite 495, Charlottesville, Virginia 22901.

Item 2. Identity and Background.

(a), (f)	This Amendment No. 4 to Schedule 13D is being made by William B. Stilley, III.

(b)	The principal business address for Mr. Stilley is c/o of Adial Pharmaceuticals, Inc., 1180 Seminole Trail, Suite 495, Charlottesville, Virginia 22901.

(c)	Mr. Stilley is the President and Chief Executive Officer of Adial Pharmaceuticals, Inc.

(d)	Mr. Stilley has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Mr. Stilley has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Stilley is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable

Item 4. Purpose of the Transaction.

The Reporting Person has acquired the shares of Common Stock of the issuer solely for investment purposes

Item 5. Interest in Securities of the Issuer.

The information in this Item 5 is provided as of the date hereof and is based 20,298,156 shares of Common Stock outstanding as of August 12, 2021.

On August 12, 2021, the Issuer filed its Form 10-Q for the quarterly period ended June 30, 2021, which disclosed that the Issuer had increased its total number of outstanding shares of Common Stock to 20,298,156 (the “Outstanding Share Increase”). As a result of the Outstanding Share Increase, the percentage of outstanding shares of Common Stock that the Reporting Person may be deemed to beneficially own was reduced by more than one percent (1%) of the Issuer’s shares of Common Stock outstanding since the filing of Amendment No. 3.

CUSIP No. 00688A106	13D	Page 4 of 5 Pages

Mr. Stilley is the beneficial owner of, and has the sole power to vote or direct the vote and to dispose or direct the disposition of: (a) 583,796 shares of Common Stock and warrants to purchase an aggregate of 258,908 shares of Common Stock;

and (b) options to purchase an aggregate of 1,267,474 shares of Common Stock, of which 583,585 shares are vested as of January 28, 2021 or vest within 60 days thereof.

In addition, Mr. Stilley is deemed to be the beneficial owner of, and has shared power to vote or direct the vote and to dispose or direct the disposition of 333,250 shares of Common Stock and warrants to purchase 9,824 shares of Common Stock, which shares and warrants are owned jointly by Mr. Stilley and his wife, Anne T. Stilley.

Does not include (i) 5,580 shares of Common Stock owned by the Meredith A. Stilley Trust dtd 11/23/2010; (ii) 5,580 shares of Common Stock owned by the Morgan J. Stilley Trust dtd 11/23/2010; and (iii) 5,580 shares of Common Stock owned by the Blair E. Stilley Trust dtd 11/23/2010. The trusts are for the benefit of Mr. Stilley’s children and Mr. Stilley is not the trustee. Mr. Stilley disclaims beneficial ownership of these shares except to the extent of any pecuniary interest he may have in such shares.

As of the date hereof, the aggregate number and percentage of shares of Common Stock beneficially owned by Mr. Stilley (on the basis of 20,298,156 shares of Common Stock outstanding as August 12, 2021) are as follows:

(a)	Number of shares of Common Stock beneficially owned:
2,005,752

(b)	Number of shares of Common Stock as to which Mr. Stilley has:

(i) Sole power to vote or to direct the vote:	1,662,678

(ii) Shared power to vote or to direct the vote:	343,074

(iii) Sole power to dispose or to direct the disposition of:	1,662,678

(iv) Shared power to dispose or to direct the disposition of:	343,074

(c)	The Reporting Person has not effected any transactions within the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

On February 8, 2021, Mr. Stilley was granted an option to purchase 250,000 shares of Common Stock of the Issuer that vested pro rata on a monthly basis over 36 months.

Item 7. Material to be filed as Exhibits.

None.

CUSIP No. 00688A106	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 13, 2021

/s/ William B. Stilley, III
William B. Stilley, III

Annex A

Transactions by the Reporting Person During the Past Sixty Days

None.